Exhibit 4.11

Credit-Granted Agreement

Party A: Qingdao Metro Financing Leasing Co., Ltd by Share

Legal representative: Wei Guo

Party B: Yantai Jinzheng Ecological Technology Co., Ltd.

Legal representative: Yuebiao Li

Article 1 Granted credit

1) Party B pledges 30% of its shares (6 million shares) to Party A, in turn, Party A grants Party B a credit of RMB 200 million. Party B can re-use the amount within the granted credit.

2) The credit, which granted by Party A to Party B, can be used for the procurement of equipment, the after-sale lease of environmental protection equipment, and other financial products within the scope of business of Party A (such as accounts receivable factoring business)

Article 2 Obligations of both parties

1). Obligations of Party A

i> Actively promote the financing business projects recommended by Party B, promptly communicate with Party B and other parties involved in such projects, and keep in line with the progress of such projects.

ii> Keep trade secrets confidentially under this agreement

2). Obligations of Party B

i> Recommend Party A’s financial products to customers who are in need.

ii> Party B shall provide Party A with as much necessary support and assistance as possible during the tenancy of specific leased equipment.

iii> As agreed by both parties, Party B shall maintain the equipment under normal operation conditions, including the integrity of ownership identification of Party A.

Article 3 Declaration and guarantee

1). Declaration and guarantee of Party A

i> To sign and perform its rights and obligation under this agreement, Party A possesses the legitimate qualifications and rights to sign this agreement, aware and accept the terms and conditions under this agreement.

ii> Party A reserves the right to grant credit independently, and to decide whether to provide funds to Party B in accordance with market conditions and project conditions independently, without any affects occurring by any third parties.

2). Declaration and guarantee of Party B

i> To sign and perform its rights and obligation under this agreement, Party A possesses the legitimate qualifications and rights to sign this agreement, aware and accept the terms and conditions under this agreement.

ii> All information and materials provided by Party B to Party A are true, accurate and complete.

Article 3 Terms of Confidentiality

1). Given that the information and materials provided by both parties are confidential and require not to be disclosed to any third parties, a written statement shall be provided by either party prior to disclosure.

2). Any materials or information regarding the equipment or projects that Party A retrieved from Party B shall be kept confidential, and could not be disclose to any irrelevant third parties without a prior consent of Party A.

3). Any materials or information regarding the lease that Party B retrieved from Party A shall be kept confidential, and could not be disclose to any irrelevant third parties without a prior consent of Party A.

Article 4 Others

1). This Agreement is made in duplicate, Party A and Party B hold one copy respectively, and both shall have the same legal effect, this agreement shall come into effect after sign and seal by both parties and the legal representative (or authorized representative) of either party.

2. The validity period of this agreement is three years commencing from the date of signature.

Party A: Qingdao Metro Financing Leasing Co., Ltd by Share

Legal representative: Wei Guo

Party B: Yantai Jinzheng Ecological Technology Co., Ltd.

Legal representative: Yuebiao Li

Non-material terms:

The Credit Granted Master Agreement contains terms concerning the following non-material matters, which have been omitted from this summary:

²	Whereas in relation to China’s economic and political conditions
²	Brief introduction of both parties
²	Statements that both parties claim each other as strategic partners